SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 2021

Commission File Number 0-28800
______________________

DRDGOLD Limited

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park
1709

( Address of principal executive offices )
______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑

Form 40-F
☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐

No
☑

If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of March 2021, incorporated by reference herein:

Exhibit

99.1 Release dated March 16, 2021, “DEALINGS IN SECURITIES BY A

DIRECTOR.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: March 16, 2021 By:

/s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”)

DEALINGS IN SECURITIES BY A DIRECTOR

In compliance

with paragraph

s

3.63 to

3.74 of

the JSE

Limited Listings

Requirements
(“ Listings Requirements
”), the following information

regarding a transaction by

a director of
DRDGOLD is disclosed:

Name of director: Mr Niël Pretorius
Date on which the transaction was effected: 15 March 2021
Nature of transaction: Sale
Class of security: Ordinary shares
Number of ordinary shares: 25 000
Price per ordinary share: R15.00
Total

value of transaction:
R375 000.00
Nature of director’s interest: Direct beneficial
Confirmation of on-market or off-market: On-market

In compliance with paragraph 3.66

of the Listings Requirements, prior

clearance to deal in the

above
securities was obtained from the chairman of the

board of directors of DRDGOLD. The above trade
was completed outside of a closed period.

Following the aforementioned

sale, Niël Pretorius

directly owns 475

225 ordinary shares

in
DRDGOLD.

Johannesburg
16 March 2021

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